UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 10, 2016

XENITH BANKSHARES, INC.

(Exact name of Registrant as specified in charter)

Virginia	000-53380	80-0229922
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One James Center, 901 E. Cary Street, Suite 1700 Richmond, Virginia		23219
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (804) 433-2200

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On February 10, 2016, Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Xenith Bankshares, Inc., a Virginia corporation (“XBKS”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, XBKS will merge with and into HRB (the “Merger”), with HRB as the surviving corporation in the Merger. Immediately following the Merger, XBKS’s wholly owned subsidiary, Xenith Bank, a Virginia banking corporation, will merge with and into HRB’s wholly owned subsidiary, Bank of Hampton Roads, a Virginia state-chartered commercial bank, pursuant to a separate merger agreement and related plan of merger in form and substance customary for similar Virginia bank mergers (the “Bank Merger”), with Bank of Hampton Roads as the surviving entity in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of HRB and XBKS.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), XBKS shareholders will have the right to receive 4.4 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of HRB (“HRB Common Stock”) (the “Merger Consideration”) for each share of common stock, par value $1.00 per share, of XBKS (“XBKS Common Stock”). At the Effective Time, each stock option granted by XBKS (an “XBKS Stock Option”) and each warrant exercisable into shares of XBKS Common Stock (an “XBKS Warrant”), in each case that is outstanding and unexercised as of immediately prior to the Effective Time and whether or not vested, will be converted into an option or warrant to acquire, on the same terms and conditions as were applicable under such XBKS Stock Option or XBKS Warrant immediately prior to the Effective Time, the number of shares of HRB Common Stock equal to the number of shares of XBKS Common Stock subject to such XBKS Stock Option or XBKS Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio (rounding any resultant fractional share down to the nearest whole number of shares), at a price per share of HRB Common Stock equal to the price per share under such XBKS Stock Option or XBKS Warrant divided by the Exchange Ratio (rounding any resultant fractional cent up to the nearest whole cent). At the Effective Time, each restricted stock award granted by XBKS (an “XBKS Restricted Stock Award”) and each restricted stock unit award in respect of XBKS Common Stock granted by XBKS (an “XBKS RSU Award”), in each case that becomes vested and/or payable by its terms as of the Effective Time or by reason of the consummation of the Merger, will be converted into the right to receive the Merger Consideration in respect of each share of XBKS Common Stock underlying such award, less any applicable tax withholdings unless the holder makes a cash payment to XBKS for such withholdings. Each other XBKS Restricted Stock Award and XBKS RSU Award will be converted into an HRB restricted stock award or HRB restricted stock unit award, as applicable, with the same terms and conditions applicable to such XBKS Restricted Stock Award or XBKS RSU Award immediately prior to the Effective Time, relating to the number of shares of HRB Common Stock equal to the product of (1) the Exchange Ratio, multiplied by (2) the number of shares of XBKS Common Stock subject to such XBKS Restricted Stock Award or XBKS RSU Award as of immediately prior to the Effective Time (rounding any resultant fractional share to the nearest whole number of shares).

The Merger Agreement contains customary representations and warranties from both HRB and XBKS, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and each party’s obligation to call a meeting of its shareholders to approve the plan of merger set forth in the Merger Agreement (the “Plan of Merger”), and, subject to certain customary exceptions, for the Board of Directors of each of HRB and XBKS to recommend that its shareholders approve the Plan of Merger. HRB and XBKS have also agreed to customary non-solicitation covenants relating, in the case of XBKS, to alternative acquisition proposals, and, in the case of HRB, to certain alternative acquisition proposals that would materially interfere with, adversely affect or delay the Merger or the receipt of HRB shareholder approval of the Plan of Merger or result in a change of the Board of Directors of HRB’s recommendation to its shareholders to approve the Plan of Merger.

The completion of the Merger is subject to customary conditions, including (1) approval of the Plan of Merger by XBKS’s shareholders and by HRB’s shareholders, (2) authorization for listing on the NASDAQ of the shares of HRB Common Stock to be issued in the Merger, (3) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board and the Bureau of Financial Institutions of the Virginia State Corporation Commission, including with respect to a contemplated distribution of cash to the surviving corporation from Bank of Hampton Roads and Xenith Bank immediately prior to closing of the Merger, (4) effectiveness of the registration statement on Form S-4 for the HRB Common Stock to be issued in the Merger, (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal and (6) the receipt of an accountant’s opinion to the effect that an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), has not occurred with respect to HRB in the three years prior to and including closing of the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (4) the other party’s adjusted shareholders’ equity meeting certain minimum thresholds.

The Merger Agreement provides certain termination rights for both HRB and XBKS and further provides that a termination fee of $4,000,000 will be payable by either HRB or XBKS, as applicable, upon termination of the Merger Agreement under certain circumstances.

Pursuant to the Merger Agreement, as of the Effective Time, but subject to the prior approval of HRB’s shareholders, HRB will amend its Amended and Restated Articles of Incorporation to change its name to “Xenith Bankshares, Inc.” and will make conforming amendments to its bylaws. Immediately after the Effective Time and upon consummation of the Bank Merger, HRB, as the surviving corporation in the Merger and the sole shareholder of the surviving entity in the Bank Merger, will change the name of such surviving entity of the Bank Merger to “Xenith Bank.” The surviving corporation’s headquarters will be XBKS’s current headquarters in Richmond, Virginia.

The Merger Agreement provides that effective as of the Effective Time, the Board of Directors of the surviving corporation (the “Surviving Corporation Board”) will consist of 13 members, eight of whom will be designated by HRB, and five of whom will be designated by XBKS, each of whom will be mutually agreeable to HRB and XBKS. In addition, the Chairman of the Surviving Corporation Board as of the Effective Time will be chosen from the directors designated by HRB, and each committee of the Surviving Corporation Board as of the Effective Time will include at least one director designated by XBKS.

The Merger Agreement also provides that, as of the Effective Time, T. Gaylon Layfield, III, currently President and Chief Executive Officer of XBKS, will serve as Chief Executive Officer of the surviving corporation and Donna Richards, currently President of the Bank of Hampton Roads, will serve as President and Chief Operating Officer. Thomas W. Osgood, currently Chief Financial Officer of XBKS, will serve as Chief Financial Officer of the surviving corporation, Wellington W. (Chris) Cottrell, III, currently Chief Credit Officer of XBKS, will serve as Chief Credit Officer of the surviving corporation, and Thomas B. Dix III, currently Chief Financial Officer of HRB, will serve as Executive Vice President, Commercial Lending for Hampton Roads, Maryland and North Carolina of the surviving corporation. In connection with the execution of the Merger Agreement, HRB entered into employment agreements with each of these individuals setting forth the terms and conditions of their employment with the combined company, in each case, to be effective as of and subject to the occurrence of the closing of the Merger, which will supersede any existing or prior employment agreements with such individuals. The agreements with Ms. Richards and Mr. Dix are described under Item 5.02 below.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding HRB or XBKS, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding HRB, XBKS, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of HRB and XBKS and a prospectus of HRB, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of HRB and XBKS make with the Securities and Exchange Commission (“SEC”).

Item 8.01 Other Events.

Voting Agreements

Simultaneous with the execution of the Merger Agreement, HRB entered into voting agreements with each of the directors and certain officers of XBKS or their affiliates, including BCP Fund I Virginia Holdings, LLC (“BankCap”) (the “HRB Voting Agreements”). XBKS entered into substantially similar voting agreements with each of the directors and certain officers of HRB or their affiliates, including ACMO-HR, L.L.C., CapGen Capital Group VI LP and Carlyle Financial Services Harbor, L.P. (together with the HRB Voting Agreements, the “Voting Agreements”).

Each shareholder party to a Voting Agreement agreed, among other things, to vote the shares of XBKS Common Stock or HRB Common Stock, as applicable, owned beneficially or of record by such shareholder over which such shareholder has voting power in favor of the Merger, the Merger Agreement and the Plan of Merger and related matters and against any competing acquisition proposal or other action that would frustrate the purposes of, prevent or materially delay consummation of the Merger, as well as certain other restrictions with respect to the voting and transfer of such shareholder’s shares of XBKS Common Stock or HRB Common Stock, as applicable. The shareholders have also agreed to customary non-solicitation covenants relating, in the case of the XBKS shareholders, to alternative acquisition proposals, and, in the case of the HRB shareholders, to certain alternative acquisition proposals that would materially interfere with, adversely affect or delay the Merger or the receipt of HRB shareholder approval of the Plan of Merger or result in a change of HRB’s recommendation to its shareholders to approve the Plan of Merger. The Voting Agreements will terminate in certain circumstances, including upon the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms, or a recommendation change by the Board of Directors of XBKS or HRB, as applicable, in accordance with the Merger Agreement. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, forms of which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Second Amended and Restated Investor Rights Agreement

Simultaneous with the execution of the Merger Agreement, XBKS entered into that certain Second Amended and Restated Investor Rights Agreement, with BankCap and those shareholders who purchased shares of Xenith Corporation in its June 2009 private offering (the “Holders”). XBKS has agreed to take such actions as are necessary to nominate for election, and BankCap and the Holders have agreed to take such actions as are necessary and to vote their shares of the surviving company’s common stock in favor of one individual designated by BankCap at the 2016 annual meeting of shareholders of the surviving corporation, at the 2017 annual meeting of the shareholders of the surviving corporation and at any other meeting of the shareholders of the surviving corporation prior to the 2018 annual meeting of the shareholders of the surviving corporation at which the shareholders will be voting on the election of directors. If at any time, however, BankCap, together with its affiliates, are no longer the beneficial owners of shares of the surviving corporation’s common stock representing at least 5% of the outstanding capital stock of the surviving corporation, such BankCap director will promptly offer his resignation to the then current chairman of the Surviving Corporation Board.

For so long as BankCap is entitled to designate and maintains a BankCap director as described above, each of BankCap and the Holders agrees to vote their respective shares of the surviving corporation’s common stock (1) for the removal of the BankCap director upon the request of BankCap and for the election to the Surviving Corporation Board of a substitute designated by BankCap as described in the previous paragraph and (2) to ensure that any vacancy on the Surviving Corporation Board caused by the resignation, removal or death of the BankCap director shall be filled only as described in the previous paragraph.

The provisions relating to the election, removal and designation of BankCap directors only become effective upon the closing of the Merger.

BankCap has agreed that no later than thirty days after entering into the Second Amended and Restated Investor Rights Agreement, it will file with the appropriate regulatory agencies all applications, notices, petitions and filings required for it to receive the Merger consideration. XBKS and HRB have customary rights to review and comment on such regulatory filings. BankCap has further agreed that it will use its reasonable best efforts to obtain such required approvals as promptly as practicable.

XBKS has agreed to enforce the closing condition to the Merger concerning required regulatory approvals and to not waive that condition without BankCap’s prior written consent.

Forward-Looking Statements

The information presented herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving HRB’s and XBKS’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither HRB nor XBKS assumes a duty to update forward-looking statements.

In addition to factors previously disclosed in HRB’s and XBKS’s reports filed with the SEC and those identified elsewhere in this filing, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by HRB and XBKS shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the HRB and XBKS businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; HRB’s and XBKS’s businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the inability to realize deferred tax assets within expected time frames or at all; and the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of HRB’s and XBKS’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by HRB with the SEC may be obtained free of charge at HRB’s website at www.bankofhamptonroads.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from HRB by requesting them in writing to Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452, or by telephone at (757) 217-1000.

The documents filed by XBKS with the SEC may be obtained free of charge at XBKS’s website at www.xenithbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from XBKS by requesting them in writing to Xenith Bankshares, Inc., One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, Attention: Thomas W. Osgood, or by telephone at (804) 433-2209.

In connection with the proposed transaction, HRB intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of XBKS and HRB and a prospectus of HRB, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of XBKS and HRB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from HRB or XBKS as described in the paragraphs above.

HRB, XBKS and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from HRB and XBKS shareholders in connection with the proposed transaction. Information about the directors and executive officers of HRB and their ownership of HRB common stock is set forth in the definitive proxy statement for HRB’s 2015 annual meeting of shareholders, as previously filed with the SEC on April 27, 2015. Information about the directors and executive officers of XBKS and their ownership of XBKS common stock is set forth in the definitive proxy statement for XBKS’s 2015 annual meeting of shareholders, as previously filed with the SEC on March 19, 2015. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of February 10, 2016, by and between Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Xenith Bankshares, Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.)

99.1	Form of Voting Agreement, dated as of February 10, 2016, by and among Hampton Roads Bankshares, Inc. and certain shareholders of Xenith Bankshares, Inc.

99.2	Form of Voting Agreement, dated as of February 10, 2016, by and among Xenith Bankshares, Inc. and certain shareholders of Hampton Roads Bankshares, Inc.

99.3	Second Amended and Restated Investor Rights Agreement, dated as of February 10, 2016, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 16, 2016

XENITH BANKSHARES, INC.

By:	/s/ Thomas W. Osgood
Thomas W. Osgood
Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of February 10, 2016, by and between Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Xenith Bankshares, Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.)

99.1	Form of Voting Agreement, dated as of February 10, 2016, by and among Hampton Roads Bankshares, Inc. and certain shareholders of Xenith Bankshares, Inc.

99.2	Form of Voting Agreement, dated as of February 10, 2016, by and among Xenith Bankshares, Inc. and certain shareholders of Hampton Roads Bankshares, Inc.

99.3	Second Amended and Restated Investor Rights Agreement, dated as of February 10, 2016, among Xenith Bankshares, Inc., BCP Fund I Virginia Holdings, LLC and the Holders (as defined therein).